IN THE MATTER OF

FILE NO. 70-9897

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, PA 15146-2841

_________________

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

        The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

David B. Hertzog Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Terence A. Burke Deputy General Counsel Allegheny Energy Service Corporation 800 Cabin Hill Drive Greensburg, PA 15601

          On December 31, 2001, the Securities and Exchange Commission (SEC) issued Release No. 35-27486 in File No. 70-9897 (the Order) authorizing, among other things, various external and intrasystem financing transactions. The order directed that Allegheny Energy, Inc. (the Company) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the Act) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from January 1, 2004 through March 31, 2004 ("the current period").

The Company hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

a.)     Computation under Rule 53 (a) setting forth the Company's consolidated retained earnings and aggregate investment in all Electric Wholesale Generators (EWG's) and Foreign Utility Companies (FUCOS):
(Thousands)	March 31, 2004
Investment in EWG's and FUCOS	$234,759
Total consolidated retained earnings	$36,188
Ratio of aggregate investment to consolidated retained earnings	648.7%

b.)     Breakdown showing the Company's aggregate investment in each individual EWG/FUCO project covered by the Order:

(Thousands)	March 31, 2004
Allegheny Energy Hunlock Creek, LLC	$14,526
AE Supply Gleason Generating Facility, LLC	64,612
AE Supply Wheatland Generating Facility, LLC	54,010
AE Supply Lincoln Generating Facility, LLC	74,064
Acadia Bay Energy Company, LLC	12,088
Buchanan Generation, LLC	5,219
Allegheny Energy Supply Company, LLC guarantee of Hunlock Creek, LLC	6,390
Allegheny Energy Inc. guarantees of EWGs/FUCOS	3,750
Allegheny Energy Supply Company, LLC guarantees of Gleason, Wheatland, and Lincoln	100

Total Investments in EWG's/FUCOS	$234,759

c.)  The consolidated capitalization ratio of the Company at the end of the current period:

(Thousands)	March 31, 2004
Common equity	$1,551,443	21.6%
Preferred stock	74,000	1.0%
Minority interest	27,395	0.4%
Long-term and short-term debt	5,519,371	77.0%

Total Capitalization	$7,172,209	100.0%

d.)  The market-to-book ratio of the Company’s common stock at March 31, 2004 was 1.12.

e.)  New investments or commitments to invest in new EWG/FUCO projects during the current period was:

              There were no new investments or commitments to invest during the current period.

f.)  Analysis of growth in consolidated retained earnings segregating total earnings growth of EWGs and FUCOs from that attributable to “Other Subsidiaries” for the current period:

(Thousands)	Allegheny Energy, Inc.	EWG's and FUCO's
Retained earnings at January 1, 2004	$2,910	($93,762)
Net income	33,278	593

Retained earnings at March 31, 2004	$36,188	($93,169)

As defined in the Order, “Other Subsidiaries” refers the subsidiaries of the Company, other than the Operating Companies and AE Supply. The Operating Companies, together with the other subsidiaries of the Company that are public utility companies now existing or hereafter created or acquired, as defined under the Act, are referred to as “Utility Subsidiaries.” The Operating Companies, dba Allegheny Power include West Penn Power Company (West Penn), The Potomac Edison Company (Potomac Edison) and Monongahela Power Company (Monongahela Power).

g.)  Statement of revenues and net income for each EWG and FUCO for the twelve months ending March 31, 2004:

(Thousands)	Revenue	Net Income
Allegheny Energy Hunlock Creek, LLC	$--	$(19)
AE Supply Gleason Generating Facility, LLC	12,202	(67)
AE Supply Wheatland Generating Facility, LLC	11,226	(62)
AE Supply Lincoln Generating Facility, LLC	23,830	(81)
Acadia Bay Energy Company, LLC	--	(1,435)
Buchanan Generation, LLC	18,087	(1,064)

	$65,345	($ 2,728)

h.)  Sales of common stock for the Company during the current period were:

Share Price at Agreement Date

Avg. Market Price	Avg. Purchase Price

Issuance of common stock

              There were no sales of the Company’s common stock during the current period.

i.)  The total number of shares of common stock issued during the current period under the Company’s share purchase and dividend reinvestment plan, system employee benefit plan and executive compensation plans, including any plans adopted, were:

              There were no shares of common stock issued during the current period.

j.)  Guarantees and credit support provided by the Company including the name of the issuing company and the name of the subsidiary company during the current period were:

Name of Issuing Company	Counterparty	On behalf of:

              No guarantees or credit support were provided by the Company during the current period.

k.)  Short term debt issued by the Company, including the term and amount, during the current period was as follows:

Term	Amount

              No short-term debt was issued by the Company during the current period.

l.)  For any financings consummated by any Operating Company (see item (f) above), during the current period which financings are not exempt under Rule 52:

Term	Amount

              No financings were consummated by any Operating Company during the current period.

m.)  Any financings consummated by AE Supply or any Other Subsidiary (see item (f) above) during the current period which financings are not exempt under Rule 52:

(Thousands)
Subsidiary	Term	Amount:
AE Supply	7 Years	$750,000
AE Supply	7.25 Years	$500,000

n.)  Any financings consummated by any Operating Company (see item (f) above)during the current period under the exemption provided by Rule No. 52:

Term	Amount

              No financings were consummated by an Operating Company during the current period.

o.)  Any financings consummated by AE Supply or any Other Subsidiaries (see item (f) above) during the current period, under the exemption provided by Rule No. 52:

Term	Amount

      No financings were consummated by AE Supply or any Other Subsidiaries during the current period.

p.)  The notional amount and principal terms of any Instruments to hedge interest rate or currency risk entered into during the current period, and identification of the parties to the Instrument:

Name of Counter Party	Company	Term	Notional Amount

No interest rate or currency hedges were entered into during the current period.

q.)  The name, parent company, and amount invested in any new Intermediate company or financing entity during the current period:

Intermediate Company Name	Parent Company Name	Notional Amount

      No amounts were invested in a new Intermediate company or financing entity during the current period.

r.)  Consolidated balance sheets as of the end of the current period for the Company and separate balance sheets as of the end of the current period for each company that has engaged in financing transactions during the current period.

      The Company’s balance sheet is incorporated by reference to the Company’s Form 10-Q for the three months ended March 31, 2004, File No. 1-267.

June 1, 2004	Allegheny Energy, Inc. By: /S/ THOMAS R. GARDNER Thomas R. Gardner Vice President, Controller & Chief Accounting Officer